SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   iTurf Inc.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                              46575Q (Common Stock)
                                 (CUSIP Number)

                                 Michael J. Nita
                             Shanley & Fisher, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (973) 285-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 1, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Martin D. Levine
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
  NUMBER OF                (7)      SOLE VOTING POWER ............... 1,229,922*
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER ..................... 0
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER .......... 1,229,922*
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER ................ 0
   WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,229,922*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.2%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

* Includes (i) 166,634 shares of Class A Common Stock directly owned by Mr. Levine, (ii) 531,644 shares of Class A Common Stock indirectly owned by Mr. Levine as Trustee of the Lauren E. Levine Grantor Trust, u/t/a/d January 1, 1995, and (iii) 531,644 shares of Class A Common Stock indirectly owned by Mr. Levine as Trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995. The shares exclude 50,000 shares of Class A Common Stock subject to options held directly by Mr. Levine not exercisable within 60 days of the date hereof.

** Represents 19.2% of the Issuer's outstanding shares of Class A Common Stock. Each share of Class A Common Stock is entitled to one (1) vote per share. The Issuer also has 12,500,000 shares of Class B Common Stock outstanding. Each share of Class B Common Stock is entitled to six (6) votes per share. Martin Levine does not beneficially own any shares of Class B Common Stock.

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Lauren E. Levine Grantor Trust, u/t/a/d January 1, 1995
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
  NUMBER OF                (7)      SOLE VOTING POWER ........................ 0
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER ...................... 0
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER ................... 0
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER ................. 0
   WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       531,644*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.3%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------


* Voting and dispositive control is exercised by Martin D. Levine, as Trustee of the Lauren E. Levine Grantor Trust, u/t/a/d January 1, 1995.

** Represents 8.3% of the Issuer's outstanding shares of Class A Common Stock. Each share of Class A Common Stock is entitled to one (1) vote per share. The Issuer also has 12,500,000 shares of Class B Common Stock outstanding. Each share of Class B Common Stock is entitled to six (6) votes per share. The Lauren
E. Levine Grantor Trust does not beneficially own any shares of Class B Common Stock.

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
  NUMBER OF                (7)      SOLE VOTING POWER ........................ 0
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER ...................... 0
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER ................... 0
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER ................. 0
   WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       531,644*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.3%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------


 * Voting and dispositive control is exercised by Martin D. Levine, as Trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995.

** Represents 8.3% of the Issuer's outstanding shares of Class A Common Stock. Each share of Class A Common Stock is entitled to one (1) vote per share. The Issuer also has 12,500,000 shares of Class B Common Stock outstanding. Each share of Class B Common Stock is entitled to six (6) votes per share. The Jonathan L. Levine Grantor Trust does not beneficially own any shares of Class B Common Stock.

Item 1.  Security and Issuer

                  The securities to which this statement relates are shares of the Class A common stock, $.01 par value (the "Common Stock") of iTurf Inc., a Delaware corporation.

                  The principal executive offices of the Issuer are located at 435 Hudson Street, New York, New York 10014.

Item 2.  Identity and Background

                  Martin D. Levine is currently employed as President of MarketSource Corporation, a Delaware corporation with principal offices at 10 Abeel Road, Cranbury, New Jersey 08512.

                  During the last five years, Mr. Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Levine is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

                  On August 9, 1999, the Issuer and T@PONLINE.COM, INC. ("T@PONLINE"), a New Jersey corporation, entered into an agreement and plan of merger (the "Agreement and Plan Merger") whereby the Issuer agreed to acquire all issued and outstanding shares of T@PONLINE in a tax-free exchange (the "Merger"). In exchange for the shares of T@PONLINE beneficially owned by Mr. Levine and certain trusts, Mr. Levine received 1,229,922 shares of Class A common stock, par value $.01 per share of Issuer; including (i) 166,634 shares of Class A Common Stock owned directly by Mr. Levine, (ii) 531,644 shares of Class A Common Stock owned indirectly by Mr. Levine as the Trustee of the Lauren
E. Levine Grantor Trustee, u/t/a/d January 1, 1995, and (iii) 531,644 shares of Class A Common Stock owned indirectly by Mr. Levine as the Trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995. The Merger, as contemplated by the Agreement and Plan of Merger, occurred on September 1, 1999.

Item 4.  Purpose of Transaction

                  The acquisition of the shares occurred in connection with the transfer of all issued and outstanding shares of Common Stock of T@PONLINE to the Issuer as described in the Agreement and Plan of Merger.

Item 5.  Interest in Securities of the Issuer

                  (a) Mr. Levine is the beneficial owner of 1,229,922 shares of Class A Common Stock, which represents approximately 19.2% of the outstanding Class A Common Stock of the Issuer. The shares of Class A Common Stock beneficially owned by Mr. Levine include (i) 166,634 shares owned directly by Mr. Levine (2.6%), (ii) 531,644 shares owned indirectly by Mr. Levine as the Trustee of the Lauren E. Levine Grantor Trustee, u/t/a/d January 1, 1995 (8.3%), and (iii) 531,644 shares owned indirectly by Mr. Levine as the Trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995 (8.3%). Each share of Class A Common Stock is entitled to one (1) vote per share. The Issuer also has 12,500,000 shares of Class B Common Stock outstanding. Each share of Class B Common Stock is entitled to six (6) votes per share. Neither

Mr. Levine, nor the trusts, beneficially own any shares of Class B Common Stock. The shares exclude 50,000 shares of Class A Common Stock subject to options granted to Mr. Levine in connection with the Merger not exercisable within 60 days of the date hereof.

                  (b) Number of shares of Common Stock as to which Martin D. Levine has:

                       (i)      Sole power to vote or direct the vote: 1,229,922

                       (ii)     Shared power to direct the vote:  0

                       (iii) Sole power to dispose or to direct the disposition: 1,229,992

                       (iv) Shared power to dispose or to direct the disposition: 0

                  (c)  None

                  (d) Each trust referred to in Item 5(a) above, with respect to the shares owned directly by it, have the right to receive dividends from or the proceeds of the sale of the securities.

                  (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

                  In accordance with Section 4.12 of the Agreement and Plan of Merger, Mr. Levine is prohibited from transferring any shares of Class A Common Stock owned by him or by the trusts referred to in Item 3 above for the following periods: (i) 100% of the shares may not be transferred prior to two trading days after the public release of the Issuer's results of operations for the quarter ending October 31, 1999, (ii) 50% of the shares may not be transferred until April 30, 2000, and (iii) 25% of the shares may not be transferred until September 1, 2000.

Item 7.  Material to be Filed as Exhibits

                  1. Agreement and Plan of Merger dated as of August 9, 1999 by and among the Issuer, iTurf Acquisition Corporation, T@PONLINE, MarketSource Corporation, and the shareholders of T@PONLINE (incorporated herein by reference to Exhibit 10.17 of the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999, filed on September 1, 1999).

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 1999

                                               /s/ Martin D. Levine
                                               -----------------------------
                                               Martin D. Levine

                         /s/ Martin D. Levine
                         -----------------------------------------------------
                         Martin D. Levine, as Trustee of the Lauren E. Levine Grantor Trust, u/t/a/d January 1, 1995

                         /s/ Martin D. Levine
                         ------------------------------------------------------
                         Martin D. Levine, as Trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

                  Attention:   Intentional  misstatements  or omissions  of fact
constitute   federal  criminal violations.  (see 18 U.S.C. 1001).

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